SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 13,  2006

By:  ______________________________________

       Andrew M. Archibald, C.A., CFO

       and Secretary

NYSE SYMBOL: ITP

TSX SYMBOL: ITP

Intertape Polymer Group Inc. Announces its Normal Course Issuer Bid to Commence

Montréal, Québec and Bradenton, Florida – March 13, 2006 – Intertape Polymer Group Inc. (NYSE, TSX: ITP) announced today that, following the release on February 28, 2006 of its results for the fourth quarter and year ended December 31, 2005, it has decided to implement a normal course issuer bid. The board of directors of Intertape has authorized a normal course issuer bid further to which Intertape may, over a 12-month period, repurchase at prevailing market prices, up to a maximum of 2,047,903 common shares, representing approximately 5% of its 40,958,074 common shares currently outstanding. Subject to the approval of the Toronto Stock Exchange, Intertape’s purchases under the bid can commence on March 16, 2006, and the bid will remain in effect until the earlier of March 15, 2007 and the date upon which Intertape has either acquired the maximum number of common shares specified above or otherwise decided not to make any further purchases under the bid.

Intertape believes that the purchase by it of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand. Under Intertape’s previous normal course issuer bid, which ran between November 9, 2004 and November 8, 2005, Intertape repurchased a total of 99,500 of its common shares at an average price of U.S$7.21 per share for an aggregate total of U.S$718,000.  Additionally, on November 15, 2005, Intertape reacquired 250,587 of its common shares for cancellation, such common shares which had been held in escrow pending the resolution of certain third party legal claims arising from Intertape’s acquisition of Olympian Tape Sales Inc. d/b/a United Tape Company in 2000.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 3,000 employees with operations in 19 locations, including 14 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook..

FOR INFORMATION CONTACT:

Melbourne F. Yull

Chairman and Chief Executive Officer

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail:itp$info@itape.com

Web: www.intertapepolymer.com